

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 17, 2009

Mail Stop 4720

Mrs. Elizabeth E. Hance
President and Chief Executive Officer
Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, New Jersey 08901

>   **Re: Magyar Bancorp, Inc.**
>   **Form 10-KSB for Fiscal Year Ended September 30, 2008**
>   **Filed December 29, 2008**
>   **Form 10-KSB/A for Fiscal Year Ended September 30, 2008**
>   **Filed January 7, 2009**
>   **Forms 10-Q for Fiscal Quarters Ended December 31, 2008,**
>   **March 31, 2009, and June 30, 2009**
>   **File Number: 000-51726**

Dear Mrs. Hance:

We have reviewed your response to our comment letter dated July 14, 2009 and have the following comments.

Form 10-Q, filed May 13, 2009

Note G – Fair Value Measurements, page 10

1. Given your response to comment two from our letter dated July 14, 2009 it appears that your largest impaired construction loan has not had an updated appraisal since May 2008 despite the fact that you commenced foreclosure proceedings on this property in January 2009. This appears to be inconsistent with your previous statements that impaired loans are generally re-evaluated with an updated appraisal within one year. Please explain and tell us, in more detail, the specific monitoring/review procedures you performed relating to this

particular loan which supports your conclusion that no allowance for loan loss is required.

2. Given your significant concentration in construction loans, we would expect robust review procedures for these loans. In order to provide us with an in depth understanding of these procedures, please provide us a detailed summary, including relevant excerpts of your policies and procedures, copies of the minutes from your Asset Review Committee Meetings, specific loan review materials, etc. The information should provide persuasive evidence that you are actively and appropriately monitoring this loan portfolio for credit deterioration as this is not evident from your response.

3. As a related matter, please provide us with a current update of the five loans previously provided in your response to comment two from our letter dated July 14, 2009, in addition to your next five largest impaired construction loans (for a total of ten).

4. We note your response to comment three from our letter dated July 14, 2009. As it relates to your constructions loans with interest reserves, please address the following:

    • Tell us whether the construction loans that have been extended due to the severe market conditions are considered troubled debt restructurings pursuant to SFAS 15; and
    • For your last three quarters, please tell us the total number and amounts of construction loans which have been extended, distinguishing between loans that are currently performing and those that are non-performing (non-accrual or impaired).

5. As a related matter, please tell us in more detail when you ceased originating new construction loans, the reasons for the current moratorium (e.g. increased credit deterioration, capital adequacy implications, required by regulators, etc.), and when you expect to resume origination of these loans. Further, provide us with any revisions made or tell us of the revisions you intend to make to your underwriting and review procedures for these loans as a result.

Form 10-Q, filed August 14, 2009

6. We note the significant deterioration of your credit quality as of September 30, 2008 and throughout each quarter in 2009. Please provide us with a detailed and comprehensive discussion supporting your conclusion that the allowance for loan

losses was appropriate as of each of these period ends taking into consideration the following:

- Total non-performing loans have increased $13.2M or 66% from September 30, 2008 to June 30, 2009.
- The majority of non-performing loans as of June 30, 2009, in addition to the increases from September 30, 2008 to June 30, 2009, is due to your construction loan portfolio which represents 22% of your loan portfolio as of June 30, 2009. Specifically, your non-performing construction loans were $22.4M or 67% of total non-performing loans and represented 23% of your construction loan portfolio as of June 30, 2009.
- Charge-offs on your non-performing construction loans totaled $2.4M for the nine-months ended June 30, 2009.
- Your disclosure that a number of your construction loans have been extended due to slower sales as a result of the worsening economic conditions.
- The ratio of non-performing loans to total loans receivable was 7.4% as of June 30, 2009 compared to 4.9% as of September 30, 2009.
- Your allowance for loan losses was $7.6M, or 22.9% of non-performing loans as of June 30, 2009, compared to $4.5M, or 22.4% on non-performing loans as of September 30, 2008.
- Your allowance for loan losses as a percentage of your loan portfolio was 1.7% and 1.1% as of June 30, 2009 and September 30, 2008, respectively.

7. As a related matter and so that we can more fully understand how you determined the appropriateness of your allowance for loan losses, please provide us with Items III.C and IV of Industry Guide 3 disclosures for each quarter during 2009 similar to that provided in your Form 10-KSB for the period ended September 30, 2008.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant